Earnings Release
ELBIT SYSTEMS REPORTS
SECOND QUARTER 2026 RESULTS

Order backlog at $32.0 billion; Revenues of $2.3 billion; GAAP net income of $173.6 million; Non-GAAP net income of $199.1 million; GAAP net EPS of $3.61; Non-GAAP net EPS of $4.14

Haifa, Israel, August 11, 2026 – Elbit Systems Ltd. (NASDAQ: ESLT) (TASE: ESLT) ("Elbit Systems" or the "Company"), the international high technology defense company, reported today its consolidated results for the second quarter ended June 30, 2026.

In this release, the Company is providing US-GAAP results as well as Non-GAAP financial data, which are intended to provide investors with a more comprehensive view of the Company's business results and trends. For a description of the Company's Non-GAAP definitions see page 11 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, stated:

“The strong momentum in the second quarter was sustained, delivering double-digit growth in sales, backlog and earnings per share, improved profitability, and strong cash flow generation. Our backlog reached a new record of $32 billion, providing long-term visibility and demonstrating the continued confidence of customers worldwide in Elbit Systems’ technologies and capabilities.
Elbit Systems continues to invest in R&D to secure our future growth. Our increased capital investments in production infrastructure reflect a disciplined approach to scaling the business, enhancing execution, increasing capacity, and supporting our ability to deliver at scale, while converting backlog into sustainable revenue and earnings growth.
Elbit Systems is leading the development of next-generation high power laser and directed energy capabilities. Most recently, we unveiled our airborne high-power laser system, currently under development for helicopters and fighter aircraft. This new capability builds on decades of technological and operational experience and will further expand Elbit Systems’ broad portfolio of systems, supporting customers and helping protect nations and critical assets around the world.”

Earnings Release

Second quarter 2026 results:

Revenues in the second quarter of 2026 were $2,287.1 million, as compared to $1,972.7 million in the second quarter of 2025.
C4I and Cyber revenues increased by 11% in the second quarter of 2026, as compared to the second quarter of 2025, mainly due to the increase in radio systems and command and control systems sales in Europe. ISTAR and EW revenues increased by 22% in the second quarter of 2026, as compared to the second quarter of 2025, mainly due to increased sales of airborne and land High Power Laser, Electronic Warfare and Maritime systems in Asia-Pacific. Land revenues increased by 32% in the second quarter of 2026, as compared to the second quarter of 2025, mainly due to ammunition and munition sales in Israel. Elbit systems of America revenues increased by 17% in the second quarter of 2026, as compared to the second quarter of 2025, mainly due to a one-time favorable project mix and the increase in sales of Night-Vision Systems, Maritime systems and Electronic systems. Aerospace revenues decreased by 8% in the second quarter of 2026, as compared to the second quarter of 2025, mainly due to a one-time unfavorable project mix and decreased sales of training and simulation systems in Europe partially offset by the increase in UAV sales in Israel.

For distribution of revenues by segments and geographic regions see the tables on page 10.

GAAP gross profit in the second quarter of 2026 was $579.0 million (25.3% of revenues), as compared to $472.9 million (24.0% of revenues) in the second quarter of 2025. Non-GAAP(*) gross profit amounted to $586.5 million (25.6% of revenues) in the second quarter of 2026, as compared to $480.4 million (24.4% of revenues) in the second quarter of 2025.

Research and development expenses, net were $159.1 million (7.0% of revenues) in the second quarter of 2026, as compared to $129.7 million (6.6% of revenues) in the second quarter of 2025.

Marketing and selling expenses, net were $103.2 million (4.5% of revenues) in the second quarter of 2026, as compared to $91.5 million (4.6% of revenues) in the second quarter of 2025.

General and administrative expenses, net were $97.9 million (4.3% of revenues) in the second quarter of 2026, as compared to $93.9 million (4.8% of revenues) in the second quarter of 2025.

GAAP operating income in the second quarter of 2026 was $218.8 million (9.6% of revenues), as compared to $157.8 million (8.0% of revenues) in the second quarter of 2025. Non-GAAP(*) operating income was $237.5 million (10.4% of revenues) in the second quarter of 2026, as compared to $175.1 million (8.9% of revenues) in the second quarter of 2025.

Financial expenses, net were $22.0 million in the second quarter of 2026, as compared to $31.2 million in the second quarter of 2025. The decrease in financial expenses, net in the second quarter of 2026 was mainly due to a reduction in the average debt.

Taxes on income were $32.7 million (effective tax rate of 16.4%) in the second quarter of 2026, as compared to $7.1 million (effective tax rate of 5.6%) in the second quarter of 2025. The higher tax expense in the second quarter of 2026 was mainly driven by the implementation of the OECD Pillar II global minimum tax rules.

* see page 11

Earnings Release

GAAP net income attributable to the Company's shareholders in the second quarter of 2026 was $173.6 million (7.6% of revenues), as compared to $125.7 million (6.4% of revenues) in the second quarter of 2025. The increase in net income attributable to the Company's shareholders in the second quarter of 2026 was in line with the increase in the Company's activity. Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2026 was $199.1 million (8.7% of revenues), as compared to $151.0 million (7.7% of revenues) in the second quarter of 2025.

GAAP diluted earnings per share attributable to the Company's shareholders in the second quarter of 2026 were $3.61, as compared to $2.69 in the second quarter of 2025. Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $4.14 for the second quarter of 2026, as compared to $3.23 for the second quarter of 2025.

The Company’s order backlog as of June 30, 2026 totaled $32.0 billion. The increase in backlog during the quarter came mainly from Europe. Approximately 73% of the current backlog is attributable to orders outside of Israel. Approximately 42% of the order backlog is scheduled to be performed during the remainder of 2026 and 2027.

Cash flow provided by operating activities in the six months ended June 30, 2026 was $517.8 million, as compared to cash flow provided by operating activities of $304.0 million in the six months ended June 30, of 2025. The cash flow in the second quarter of 2026 was affected mainly by the strong increase in net income and an increase in contract liabilities.

* see page 11

Earnings Release

Impact of the recent conflicts in the Middle East on the Company:

The war which began on October 7, 2023, continued throughout most of 2025, with ceasefires agreed to between Israel and Lebanon involving the conflict with Hezbollah in November 2024, and, after an intensified period of conflict that lasted 12 days, a ceasefire was declared with Iran in June 2025. A ceasefire with Hamas was agreed to in January 2025, and a subsequent ceasefire with Hamas was agreed to in October 2025. On February 28, 2026, the U.S. and Israel launched a joint attack on Iran named “Operation Epic Fury” by the U.S., and “Operation Roaring Lion” by Israel, targeting key Iranian officials and targets. Iran launched attacks against Israel and at U.S. military bases across the region, including strikes in Bahrain, Qatar, Saudi Arabia, the United Arab Emirates, Kuwait and Jordan. On March 2, 2026 Hezbollah launched an attack on Israel. After an intensified period of conflict that lasted 40 days, a two-week ceasefire between the United States and Iran, which was subsequently extended, took effect on April 8, 2026, and a separate ten‑day cessation of hostilities between Israel and Lebanon, which was subsequently extended, began on April 16, 2026. On June 18, 2026, the U.S. and Iran signed a Memorandum of Understanding at Versailles providing for, among other things, the reopening of the Strait of Hormuz and a 60-day period for further negotiations. On June 26, 2026, a trilateral ceasefire agreement was signed between Israel, the U.S. and Lebanon. In early July 2026, the U.S.-Iran MOU collapsed following Iranian attacks on merchant ships attempting to transit the Strait of Hormuz and subsequent U.S. strikes on Iranian targets; as of the date of this filing, hostilities between the U.S. and Iran have resumed. The current situation remains uncertain, including in light of violations of the ceasefire arrangements since they began.

Since the commencement of the war and the escalation of conflicts in the Middle East, Elbit Systems has experienced a continued material increase in the demand for its products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. Such increased demand may continue and could generate material additional orders to the Company.

As a result of the war and the other conflicts in the Middle East, some of Elbit Systems' operations have experienced disruptions due to supply chain and operational constraints, including among others increases in transportation costs and delays due to factors such as the Houthi movement attacks on shipping in the Red Sea, material and component shortages and elevated prices, employee call-ups for reserve duty, limitations imposed by some countries on engagement with Israel and attacks on some of Elbit Systems' global facilities by anti-Israeli organizations.

Elbit Systems has taken various steps to protect its employees worldwide, to support increased production, to increase raw material and component inventories, to mitigate supply chain disruptions and to maintain business continuity. Following the ceasefire agreements described above, these operational effects on the Company have been reduced, however, such effects on the Company’s performance could increase again, depending on future developments that are difficult to predict at this time, including the duration and scope of these conflicts and the continuity and stability of the ceasefire arrangements.

The Law for the Encouragement and Incentivization of Research and Development:

On March 31, 2026, the Knesset enacted the Law for the Encouragement and Incentivization of Research and Development 5786-2026 (the “R&D Law”). The R&D Law applies to qualifying R&D expenditures incurred at the beginning of the tax year starting January 1, 2026. The Company implemented the new R&D Law for the first time and recognized a cumulative year-to-date impact of approximately $40 million.

Earnings Release

Recent Events:

On May 28, 2026, the Company announced that it was awarded a contract valued at approximately $350 million from an international customer to deliver upgrades for Main Battle Tanks (MBTs). The program includes the integration of advanced Fire Control Systems, Electric Gun & Turret Drive Systems, Communication and Situational Awareness solutions, as well as Mid Life Upgrade package. The contract will be performed over a period of four years.

On July 20, 2026, the Company announced that its U.S. subsidiary, Elbit Systems of America, LLC, has received multiple awards from U.S. Customs and Border Protection totaling over $370 million to enhance U.S. national security, with work to be performed through May 2029.

On August 6, 2026, the Company announced that at its Annual General Meeting of Shareholders held on August 5, 2026 at the Company's offices in Haifa, the proposed resolutions described in the Proxy Statement to the Shareholders dated July 1, 2026 were approved by the required majority.

Dividend:

The Board of Directors declared a dividend of $1.00 per share. The dividend’s record date is October 13, 2026. The dividend will be paid on October 26, 2026, after deduction of withholding tax, at the rate of 16.8%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, August 11, 2026, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0644
International Dial-in Number: 972-3-918-0644

at 9:00 am Eastern Time; 6:00 am Pacific Time; 4:00 pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Earnings Release
About Elbit Systems:

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs over 21,000 people in dozens of countries across five continents. The Company reported $2,287.1 million in revenues for the three months ended June 30, 2026 and an order backlog of $32.0 billion as of such date.
For additional information, visit: https://elbitsystems.com/, follow us on X or visit our official Facebook, YouTube and LinkedIn channels.

Attachments:
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this press release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this press release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	As of June 30, 2026	As of December 31, 2025
Assets
Cash and cash equivalents	$255,336	$635,141
Short-term bank deposits	707,599	180,604
Trade and unbilled receivables and contract assets, net	4,166,677	3,332,249
Other receivables and prepaid expenses	498,916	457,385
Inventories, net	3,236,994	3,129,756
Total current assets	8,865,522	7,735,135

Investments in affiliated companies and other companies	134,226	126,900
Long-term trade and unbilled receivables and contract assets	562,316	719,078
Long-term bank deposits and other receivables	144,861	51,601
Deferred income taxes, net	92,512	86,679
Severance pay fund	237,093	222,555
Total	1,171,008	1,206,813

Operating lease right of use assets	500,534	515,620
Property, plant and equipment, net	1,461,412	1,382,120
Goodwill and other intangible assets, net	1,860,172	1,821,830
Total assets	$13,858,648	$12,661,518

Liabilities and Equity
Short-term bank credit and loans	$—	$50,532
Current maturities of long-term loans and Series B, C and D Notes	87,534	83,452
Operating lease liabilities	96,959	98,464
Trade payables	1,688,040	1,511,671
Other payables and accrued expenses	1,690,200	1,549,139
Contract liabilities	2,793,121	2,683,180
Total current liabilities	6,355,854	5,976,438

Long-term loans, net of current maturities	4,592	18,000
Series B, C and D Notes, net of current maturities	175,384	237,625
Employee benefit liabilities	513,699	487,760
Deferred income taxes and tax liabilities, net	150,648	137,662
Contract liabilities	1,523,198	934,256
Operating lease liabilities	487,768	476,737
Other long-term liabilities	237,487	263,067
Total long-term liabilities	3,092,776	2,555,107

Elbit Systems Ltd.'s equity	4,409,667	4,129,598
Non-controlling interests	351	375
Total equity	4,410,018	4,129,973
Total liabilities and equity	$13,858,648	$12,661,518

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for share and per share amounts)

	Six months ended June 30, 2026	Six months ended June 30, 2025	Three months ended June 30, 2026	Three months ended June 30, 2025	Year ended December 31, 2025
Revenues	$4,475,904	$3,868,460	$2,287,058	$1,972,659	$7,938,627
Cost of revenues	3,344,838	2,941,240	1,708,051	1,499,748	6,003,374
Gross profit	1,131,066	927,220	579,007	472,911	1,935,253

Operating expenses:
Research and development, net	309,510	243,937	159,124	129,668	517,142
Marketing and selling, net	204,062	192,410	103,202	91,528	399,437
General and administrative, net	193,570	183,347	97,887	93,898	347,250
Total operating expenses	707,142	619,694	360,213	315,094	1,263,829
Operating income	423,924	307,526	218,794	157,817	671,424

Financial expenses, net	(54,234)	(70,128)	(22,046)	(31,171)	(138,618)
Other income (expenses), net	3,963	3,603	2,245	(1,343)	29,109
Income before income taxes	373,653	241,001	198,993	125,303	561,915
Taxes on income	(55,473)	(23,118)	(32,708)	(7,057)	(55,539)
	318,180	217,883	166,285	118,246	506,376

Equity in net earnings of affiliated companies	16,200	15,509	7,240	7,776	29,243

Net income	$334,380	$233,392	$173,525	$126,022	$535,619

Less: net expense (income) attributable to non-controlling interests	44	(608)	108	(323)	(1,280)
Net income attributable to Elbit Systems Ltd.'s shareholders	$334,424	$232,784	$173,633	$125,699	$534,339

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$7.17	$5.17	$3.71	$2.76	$11.69
Diluted net earnings per share	$6.95	$5.05	$3.61	$2.69	$11.39

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	46,622	45,052	46,766	45,513	45,710
Diluted earnings per share (in thousands)	48,124	46,122	48,124	46,697	46,918

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(US Dollars in thousands)

	Six months ended June 30, 2026	Six months ended June 30, 2025	Year ended December 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$334,380	$233,392	$535,619
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	93,532	85,255	171,434
Stock-based compensation	14,567	11,496	26,391
Amortization of Series B, C and D related issuance costs, net	173	393	394
Deferred income taxes and reserve, net	(1,856)	(14,751)	(14,687)
Loss on sale of property, plant and equipment	1,354	1,727	2,893
Loss (gain) on sale of investment, remeasurement of investment held under fair value method	—	6,954	(4,518)
Equity in net earnings of affiliated companies, net of dividend received(*)	(6,570)	(6,608)	(10,190)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in trade and unbilled receivables and prepaid expenses	(813,298)	(358,217)	(659,951)
Increase in inventories, net	(107,042)	(171,708)	(357,926)
Increase in trade payables, other payables and accrued expenses	312,916	348,910	463,913
Severance, pension and termination indemnities, net	(9,170)	(9,598)	(26,328)
Increase in contract liabilities	698,796	176,725	651,334
Net cash provided by operating activities	517,782	303,970	778,378
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets, net of investment grants and evacuation grants	(157,557)	(72,474)	(225,568)
Acquisition of subsidiaries, net of cash assumed	(33,738)	—	—
Investments in affiliated companies and other companies, net	(1,917)	(100)	(2,288)
Proceeds from sale of property, plant and equipment	1,288	458	1,133
Proceeds from sale of investments	2,100	—	15,000
Proceeds from sale of (investment in) long-term deposits, net	941	159	(31)
Investment in short-term deposits, net	(502,601)	(738,401)	(178,962)
Net cash used in investing activities	(691,484)	(810,358)	(390,716)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares and exercise of options	136	573,000	573,064
Repayment of commercial paper	(48,409)	(95,036)	(301,591)
Repayment of long-term bank loans	(12,905)	(11,355)	(11,423)
Proceeds from non-controlling interests, net	15,749	—	—
Repayment of Series B, C and D Notes	(74,967)	(67,738)	(67,496)
Dividends paid	(81,771)	(49,103)	(111,693)
Change in short-term bank credit and loans and other, net	(3,936)	381	(98,733)
Net cash provided by (used in) financing activities	(206,103)	350,149	(17,872)

Net increase (decrease) in cash and cash equivalents	(379,805)	(156,239)	369,790
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	$635,141	$265,351	$265,351
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$255,336	$109,112	$635,141
(*) Dividend received from affiliated companies	$9,630	$8,901	$19,053

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(US Dollars in millions)

Consolidated revenues by geographical regions:

	Six months ended June 30, 2026	%	Six months ended June 30, 2025	%	Three months ended June 30, 2026	%	Three months ended June 30, 2025	%	Year ended December 31, 2025	%
Israel	$1,672.9	37.4	$1,279.6	33.1	$855.0	37.4	$670.5	34.0	$2,556.4	32.2
North America	898.4	20.1	797.8	20.6	464.7	20.3	404.6	20.5	1,659.3	20.9
Europe	1,075.6	24.0	1,020.6	26.4	563.3	24.6	563.8	28.6	2,139.5	27.0
Asia-Pacific	661.7	14.8	605.1	15.6	319.9	14.0	261.9	13.3	1,243.7	15.7
Latin America	70.2	1.6	50.7	1.3	37.2	1.6	22.6	1.1	99.0	1.2
Other countries	97.1	2.1	114.7	3.0	47.0	2.1	49.3	2.5	240.7	3.0
Total revenue	$4,475.9	100.0	$3,868.5	100.0	$2,287.1	100.0	$1,972.7	100.0	$7,938.6	100.0

Consolidated revenues by segments:

	Six months ended June 30, 2026	Six months ended June 30, 2025	Three months ended June 30, 2026	Three months ended June 30, 2025	Year ended December 31, 2025
Aerospace
External customers	$877.5	$922.2	$422.7	$474.2	$1,820.9
Intersegment revenue	134.1	118.9	72.3	62.6	246.1
Total	1,011.6	1,041.1	495.0	536.8	2,067.0
C4I and Cyber
External customers	483.2	417.2	241.1	213.0	866.2
Intersegment revenue	26.4	29.6	11.8	13.8	64.7
Total	509.6	446.8	252.9	226.8	930.9
ISTAR and EW
External customers	773.9	614.6	$402.1	311.1	1,323.5
Intersegment revenue	96.9	113.9	45.7	56.4	202.3
Total	870.8	728.5	447.8	367.5	1,525.8
Land
External customers	1,448.5	1,106.0	749.5	566.8	2,250.3
Intersegment revenue	36.4	37.9	20.7	16.3	68.4
Total	1,484.9	1,143.9	770.2	583.1	2,318.7
ESA
External customers	892.8	808.5	471.7	407.6	1,677.7
Intersegment revenue	7.9	4.9	5.1	1.6	16.4
Total	900.7	813.4	476.8	409.2	1,694.1
Revenues
Total revenues (external customers and intersegment) for reportable segments	4,777.6	4,173.7	2,442.7	2,123.4	8,536.5
Less - intersegment revenue	(301.7)	(305.2)	(155.6)	(150.7)	(597.9)
Total revenues	$4,475.9	$3,868.5	$2,287.1	$1,972.7	$7,938.6

Earnings Release
Non-GAAP financial data:

The following Non-GAAP financial data, including Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to the Company's shareholders, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The Non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, Non-identified costs in respect to special circumstances, non-cash stock based compensation expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these Non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses Non-GAAP gross profit, Non-GAAP operating income, and Non-GAAP net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe Non-GAAP gross profit, Non-GAAP operating income, and Non-GAAP net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses Non-GAAP diluted net earnings per share attributed to Company's shareholders to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe Non-GAAP diluted net earnings per share attributable to Company's shareholders is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The Non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, Non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider Non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Six months ended June 30, 2026	Six months ended June 30, 2025	Three months ended June 30, 2026	Three months ended June 30, 2025	Year ended December 31, 2025
GAAP gross profit	$1,131.1	$927.2	$579.0	$472.9	$1,935.3
Adjustments:
Amortization of purchased intangible assets(*)	7.8	8.0	3.9	4.0	16.2
Stock based compensation	2.2	1.7	1.2	0.9	4.0
Non-identified costs in respect to special circumstances	4.1	4.0	2.4	2.6	6.3
Non-GAAP gross profit	$1,145.2	$940.9	$586.5	$480.4	$1,961.8
Percent of revenues	25.6%	24.3%	25.6%	24.4%	24.7%

GAAP operating income	$423.9	$307.5	$218.8	$157.8	$671.4
Adjustments:
Amortization of purchased intangible assets(*)	15.1	15.5	7.6	7.7	31.0
Stock based compensation	14.6	11.5	7.7	5.8	26.4
Non-identified costs in respect to special circumstances	5.9	5.8	3.4	3.8	9.0
Non-GAAP operating income	$459.5	$340.3	$237.5	$175.1	$737.8
Percent of revenues	10.3%	8.8%	10.4%	8.9%	9.3%

GAAP net income attributable to Elbit Systems’ shareholders	334.4	232.8	173.6	125.7	534.3
Adjustments:
Amortization of purchased intangible assets(*)	15.1	15.5	7.6	7.7	31.0
Stock based compensation	14.6	11.5	7.7	5.8	26.4
Non-identified costs in respect to special circumstances	5.9	5.8	3.4	3.8	9.0
Capital gain	—	—	—	—	(13.7)
Revaluation of investment measured under fair value option	—	6.8	—	6.8	(4.5)
Non-operating foreign exchange (gains) losses	7.4	(1.5)	(1.3)	2.6	18.5
Tax effect and other tax items, net	8.2	(2.7)	8.1	(1.4)	(3.0)
Non-GAAP net income attributable to Elbit Systems' shareholders	$385.6	$268.2	$199.1	$151.0	$598.0
Percent of revenues	8.6%	6.9%	8.7%	7.7%	7.5%

GAAP diluted net EPS attributable to Elbit Systems' shareholders	$6.95	$5.05	$3.61	$2.69	$11.39
Adjustments, net	1.06	0.76	0.53	0.54	1.36
Non-GAAP diluted net EPS attributable to Elbit Systems' shareholders	$8.01	$5.81	$4.14	$3.23	$12.75
(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.